

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

November 9, 2017

<u>Via Email</u>
Laura Clague
Chief Financial Officer
3721 Valley Centre Drive, Suite 200
San Diego, CA

    Re: Retrophin Inc.
           Form 10-K for Fiscal Year Ended December 31, 2016
           Filed March 1, 2017
           File No. 001-36257

Dear Ms. Clague:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           /s/ Angela M. Connell

           Angela M. Connell
           Accounting Branch Chief
           Office of Healthcare and Insurance